SYNEX INTERNATIONAL INC.
400 – 1444 Alberni Street
Vancouver, British Columbia V6G 2Z4
Phone: (604) 688-827 Fax: (604) 688-1286

September 22, 2003 L1004-14/4

[redacted]

SECURITIESAND EXCHANGE COMMISSION
Office of International Corporate Finance
Stop (3-9)
450-5th Street NW
Washington DC 20549

82-862

REFERENCE ~~82-8362~~
FILING OF CORPORATE INFORMATION

Pursuant to our filing requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose the following document(s) which has (have) either been mailed to the shareholders of our public company or disseminated as a News Release:

1. New Release date September 22, 2003 and entitled "Synex International announces Credit Agreement with Canadian Western Bank" (1 copy).

As you require, our reference number **82-8362** is shown at the top right hand corner

Yours truly,
SYNEX INTERNATIONAL INC.

Alan W. Stephens
Corporate Secretary

Enclosure(s)

L1004.14.SECfiling

dlw 9/30

SYNEX INTERNATIONAL INC.
NEWS RELEASE

TSE : SXI September 22, 2003

SYNEX INTERNATIONAL ANNOUNCES
CREDIT AGREEMENT FOR MEARS CREEK HYDRO PROJECT

Synex International Inc announces that its wholly owned subsidiary, Synex Energy Resources Ltd, executed a Credit Agreement with the Canadian Western Bank and Trust on September 19, 2003. The purpose of the loan is to provide funds for the completion of the Mears Creek Hydro Project (the "Project"). The Project is a 4MW hydroelectric plant located near Gold River on Vancouver Island, British Columbia. The plant is currently under construction with a scheduled Commercial Operation Date of January 15, 2004. Under the Credit Agreement, Canadian Western Bank and Trust will provide construction and long term funding for 70% of the approved construction costs with a maximum debt funding of $5.04 million.

Synex International Inc is a public company listed on the Toronto Stock Exchange with businesses that cover the development, ownership and operation of electrical generation facilities and the provision of consulting engineering services in water resources, particularly hydroelectric facilities.

Greg Sunell, President

400 – 1444 Alberni Street
Vancouver B C V6G 2Z4
Phone (604) 688 8271 Ext. 372 Fax (604) 688 1286
E-mail: gsunell@synex.com
Web Site: www.synex.com/